Exhibit 12

TERMINATION AGREEMENT

Reference is made to that certain Group Agreement by and between Bradley M. Tirpak (“Tirpak”) and Ned Sherwood (“Sherwood”), dated as of February 9, 2016 (the “Group Agreement”). Pursuant to Section 8 of the Group Agreement, Tirpak and Sherwood hereby mutually agree to terminate the Group Agreement, effective immediately.

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The parties have caused this Termination Agreement to be executed as of July 19, 2019.

Bradley Tirpak

/s/ Bradley Tirpak
Name: Bradley Tirpak

Ned Sherwood

/s/ Ned Sherwood
Name: Ned Sherwood